Exhibit 99.33

Elemental Altus Notes La Mancha Exercise of Anti-Dilution Right and Proposed Private Placement

Vancouver, British Columbia--(Newsfile Corp. - October 23, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") notes that following the announcement of an agreement to acquire a portfolio of royalties for US$28 million in Company equity (the "Transaction"), La Mancha Investments S.à r.l ("La Mancha") has notified the Company of its intent to exercise its Anti-Dilution right in full to maintain the same percentage ownership it held prior to completion of the transaction (the "Private Placement").

Frederick Bell, CEO of Elemental Altus, commented: "Following announcement of the AlphaStream Transaction, the exercise of La Mancha's Anti-Dilution Right provides the Company with a further C$17.7 million in cash to continue to growour royalty portfolio. We look forward to working with La Mancha and AlphaStream to add value moving forwards."

La Mancha Private Placement

Pursuant to the Investor Rights Agreement between an affiliate of La Mancha and the Company, La Mancha has confirmed its intention to exercise its Anti-dilution Right in totality and subscribe for 16,141,940 Common Shares, or such other number of Common Shares as will allow La Mancha to achieve the same percentage ownership as it holds in the Company prior to the completion of the Transaction, subject to completion of the Transaction. The subscription price for the Common Shares will be C$1.10 per share for aggregate proceeds of C$17,756,134. The closing of the Private Placement is expected to occur proximate to the closing of the Transaction and Company will use the proceeds for royalty acquisitions, working capital, and general corporate purposes.

Shares issued to La Mancha pursuant to its Anti-dilution Right will be subject to restrictions on transfer for a period of four months plus a day pursuant to Canadian securities laws and TSX Venture Exchange requirements and are subject to certain conditions including the approval of the TSX Venture Exchange.

Background to the Transaction

On October 16, 2024, the Company announced that it had entered into a binding agreement (the "Agreement") to acquire an additional 50% ownership of 24 existing royalties (the "Portfolio") from an affiliate of AlphaStream Limited ("AlphaStream") for a consideration of US$28 million in equity (the "Acquisition"). The Portfolio includes Elemental Altus' existing producing gold royalties on the Bonikro Gold Project ("Bonikro"), the Ballarat Mine ("Ballarat"), South Kalgoorlie Operations ("SKO") and 21 additional royalties located in Australia. Upon completion of the Acquisition, Elemental Altus, through a 100% interest in the Portfolio, will hold an effective 4.5% NSR royalty on Bonikro, a 2.5% NSR royalty on Ballarat, and a A$10/oz royalty and A$1 million Discovery Bonus on SKO.

The Portfolio acquisition provides immediate cash flow with approximately US$6 million additional revenue forecast in 2025 by consolidating the Portfolio and expected pro forma 2025 revenue increase of ~25% to US$31 million1, driving a material step up in free cash flow with no increase in management costs.

Related Party Transaction Disclosure

The Private Placement is a "related party transaction" for the purposes of TSX Venture Exchange Policy 5.9 - Protection of Minority Security Holders in Special Transactions as well as Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Part 5 of MI 61-101, which in certain circumstances may require shareholder approval for a related party transaction, does not apply to the Private Placement as Elemental Altus is obligated to, and is carrying out, the Private Placement substantially under the terms of a previous transaction, the terms of which were generally disclosed in a press release of Elemental Altus dated December 1, 2022, and such previous transaction was carried out in compliance with MI 61-101, in reliance on exemptions contained at Subsection 5.5(b) of MI 61-101 and Subsection 5.7(1)(a) of MI 61-101.

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-646-4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

1) Based on broker consensus revenue estimates for the Company in 2025

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 11 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

On behalf of Elemental Altus Royalties Corp.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the closing of the Private Placement, the closing of the Acquisition, the impact of the Acquisition on the Company's royalty interests in Bonikro, Ballarat and SKO; cash flow and revenue forecasts, and future management costs. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic or any future pandemics or global health emergencies; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees; the completion by La Mancha of its subscription as set out in the notice received from La Mancha; timing and certainty of TSX Venture Exchange approval and the closing of the Acquisition and the Private Placement; assumptions concerning the financial impact of the Acquisition; the relationship between the Company and its shareholders; and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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